# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Innoveren Scientific, Inc. (f/k/a H-Cyte, Inc.), CIK 0001591165
CUSIP: 404124307
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1306 W Kennedy Blvd, Tampa, Florida (FL), 33606
Date of event which requires filing of this statement: 12/13/2024
Amends the filing with accession number 0001193805-24-000138
Filed by CIK 0001804089
Persons authorized to receive notices and communications: FWHC Holdings, LLC, Attn: J. Rex Farrior, III, 1306 W Kennedy Blvd, Tampa, Florida (FL), 33606, 813-251-0955

## Reporting persons
- FWHC Holdings, LLC (CIK 0001804089): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- HOA Capital LLC (CIK 0001804093): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- J. Rex Farrior, III (CIK 0001804351): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FWHC Bridge, LLC (CIK 0001849773): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Todd R. Wagner (CIK 0001066152): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FWHC Bridge Friends, LLC (CIK 0001850963): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Innoveren Scientific, Inc. (f/k/a H-Cyte, Inc.)
Comment:
Amendment No. 7 to Statement on Schedule 13D

This Amendment No. 7 to Statement on Schedule 13D (this "Amendment No. 7") amends the Statement on Schedule 13D of FWHC Holdings, LLC, HOA Capital, LLC and J. Rex Farrior, III filed with the Securities and Exchange Commission on February 25, 2020, as amended by Amendment No. 1 to Statement on Schedule 13D filed with the Securities and Exchange Commission on April 17, 2020 by FWHC Holdings, LLC ("FWHC Holdings"), HOA Capital, LLC, J. Rex Farrior, III, FWHC Bridge, LLC ("FWHC Bridge"), Todd R. Wagner and FWHC Bridge Friends, LLC ("FWHC Bridge Friends")(collectively, the "Reporting Persons"), as amended by Amendment No. 2 to Statement on Schedule 13D filed with the Securities and Exchange Commission on July 6, 2020 by the Reporting Persons, as amended by Amendment No. 3 to Statement on Schedule 13D filed with the Securities and Exchange Commission on October 1, 2020 by the Reporting Persons, as amended by Amendment No. 4 to Statement on Schedule 13D filed with the Securities and Exchange Commission on March 11, 2021 by the Reporting Persons, as amended by Amendment No. 5 to Statement on Schedule 13D filed with the Securities and Exchange Commission on February 25, 2022 by the Reporting Persons, as amended by Amendment No. 6 to Statement on Schedule 13D filed with the Securities and Exchange Commission on February 6, 2024 by the Reporting Persons (as amended, the "Statement"), to reflect the sale on December 13, 2024 (the "Effective Date") by the Reporting Persons of all shares of Common Stock and securities exchangeable or exercisable for, or convertible into, shares of Common Stock of the Issuer (the "Sale").

Except as specifically amended by this Amendment No. 7, the Statement remains in full force and effect. Capitalized terms used and not otherwise defined in this Amendment No. 7 shall have the meanings given to them in the Statement. The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

Following the Sale, the Reporting Persons beneficially own 0 shares of Common Stock (representing 0.00% of the outstanding shares of Common Stock).
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

The following table sets forth the number of Shares as to which each Reporting Person has (i) the sole power to vote or direct the voting, (ii) the sole power to dispose or to direct the disposition, or (iii) shared power to vote or direct the vote or dispose or direct disposition:

FWHC Holdings, LLC: Sole Voting Power: 0; Sole Power of Disposition: 0; and Shared Voting and Power of Disposition: 0.
HOA Capital LLC: Sole Voting Power: 0; Sole Power of Disposition: 0; and Shared Voting and Power of Disposition: 0.
J. Rex Farrior: Sole Voting Power: 0; Sole Power of Disposition: 0; and Shared Voting and Power of Disposition: 0.
FWHC Bridge, LLC: Sole Voting Power: 0; Sole Power of Disposition: 0; and Shared Voting and Power of Disposition: 0.
Todd R. Wagner: Sole Voting Power: 0; Sole Power of Disposition: 0; and Shared Voting and Power of Disposition: 0.
FWHC Bridge Friends, LLC: Sole Voting Power: 0; Sole Power of Disposition: 0; and Shared Voting and Power of Disposition: 0.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

In the Sale, the Reporting Persons sold, in privately-negotiated transactions, the following securities of the Issuer previously beneficially owned by the Reporting Persons (with beneficial ownership defined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended): (i) 344,716 shares of Common Stock held by FWHC Bridge, 15,519 shares of Common Stock held by FWHC Holdings and 13,862 shares of Common Stock held by FWHC Bridge Friends, (ii) 33,678,551 shares of the Issuer's Series A Preferred Stock (the "Series A Preferred Stock") held by FWHC Bridge and convertible into 33,679 shares of Common Stock, and 1,462,920 shares of Series A Preferred Stock held by FWHC Bridge Friends and convertible into 1,463 shares of Common Stock, and (iii) warrants to purchase 224,262 shares of Common Stock at an exercise price of $14.00 per share expiring 4/17/2030 held by FWHC Bridge, warrants to purchase 41,609 shares of Common Stock at an exercise price per share of $2.00 per share expiring 2/22/27 held by FWHC Bridge, warrants to purchase 14,670 shares of Common Stock held by FWHC Holdings at an exercise price of $14.00 per share expiring 11/15/2029, warrants to purchase 6,795 shares of Common Stock held by FWHC Bridge Friends at an exercise price of $14.00 per share expiring 4/17/2030, and warrants to purchase 693 shares of Common Stock held by FWHC Bridge Friends at an exercise price of $2.00 per share expiring 3/11/27. The Sale also involved promissory notes of the Issuer. Because of the number and nature of securities involved in the Sale, it is not possible without unreasonable effort or expense to determine the per share sale price.

## Signatures
- FWHC Holdings, LLC: /s/ J. Rex Farrior, III, J. Rex Farrior, III/Manager (02/04/2025)
- HOA Capital LLC: /s/ J. Rex Farrior, III, J. Rex Farrior, III/Manager (02/04/2025)
- J. Rex Farrior, III: /s/ J. Rex Farrior, III, J. REX FARRIOR, III (02/04/2025)
- FWHC Bridge, LLC: /s/ Todd R. Wagner, Todd R. Wagner/Manager (02/04/2025)
- Todd R. Wagner: /s/ Todd R. Wagner, TODD R. WAGNER (02/04/2025)
- FWHC Bridge Friends, LLC: /s/ J. Rex Farrior, III, J. Rex Farrior, III/Manager (02/04/2025)